Exhibit 19

INSIDER TRADING POLICY (adopted by the Board of Directors on 4/17/2019) To Directors, Officers and Employees of Greenlane Holdings, Inc. and its subsidiaries (collectively, the “Company”): Attached is the Insider Trading Policy (the “Policy”) for directors, officers and employees of the Company, which has been adopted by the Board of Directors. Please read this Policy very carefully. All directors, officers and employees are subject to this Policy, including the blackout periods and pre-clearance procedures described in Parts V and VI of this Policy and should sign and return one copy of the Policy to Greenlane Holdings, Inc. at 1095 Broken Sound Parkway, Suite 300, Boca Raton, FL 33487; Attention: General Counsel. The Policy The Company’s common stock will be publicly traded following our initial public offering. The purchase or sale of, or other transactions in, publicly-traded securities of the Company while you are aware of material non-public information, or the disclosure of material non-public information to others who then trade in publicly traded securities of the Company, is prohibited by U.S. federal securities laws. U.S. federal securities laws impose liability not only on persons who trade, or tip inside information to others who trade, but on companies and other controlling persons who fail to take reasonable steps to prevent insider trading by company employees. As a result, if we do not take active steps to adopt preventive policies and procedures covering securities trades by personnel (including service providers) of the Company, the consequences could be severe. In addition to responding to U.S. federal securities laws, we are adopting this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called “insiders”). We have all worked hard over the years to establish our reputation for integrity and ethical conduct. We cannot afford to have that reputation damaged. In addition to the limitations on trading contained in this Policy, directors and officers of the Company are also subject to certain reporting requirements under Section 16 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). In addition, any person who beneficially owns 5% or more of the Company’s Class A common stock is subject to certain reporting requirements under Section 13(d) of the Exchange Act. You should contact the Company’s General Counsel or, if the Company does not then have a General Counsel, the Company’s Chief Financial Officer, or his or her designee if you need further information with respect to these reporting obligations. The Consequences The U.S. Securities and Exchange Commission (the “SEC”) and NASDAQ (the stock market where shares of the Company’s common stock will initially be listed) are extremely effective in detecting insider trading. The SEC and the U.S. Department of Justice have prosecuted cases involving trading or tipping by employees at all levels of a business, trading or tipping by family members and friends, trading involving offshore accounts and trading involving only a small amount of stock. The consequences of insider trading violations can be severe: For individuals who trade on inside information (or tip information to others): ● civil penalties of up to three times the profit gained or loss avoided; ● criminal fines (no matter how small the profit); and ● jail terms. For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading, civil and criminal penalties. Moreover, if any employee violates this Policy, Company-imposed sanctions, including dismissal for misconduct or cause, could result. Needless to say, any of the above consequences, even an investigation by the SEC that does not result in prosecution, can tarnish the reputation of the Company, its management and the person involved, and irreparably damage a career.